UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

FIRST WAVE BIOPHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-4993860
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

777 Yamato Road, Suite 502 Boca Raton, Florida	33431
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:     N/A    (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series F Preferred Stock, par value $0.0001 per share
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities To Be Registered.

On November 25, 2022, the board of directors (the “Board”) of First Wave BioPharma, Inc., a Delaware corporation (the “Company”), declared a dividend of 0.001 of a share of Series F Preferred Stock, par value $0.0001 per share (“Preferred Stock”), for each outstanding share of Company common stock, par value $0.0001 per share (“Common Stock”), to stockholders of record at 5:00 pm Eastern Time on December 5, 2022 (the “Record Date”).

General; Transferability. Shares of Series F Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series F Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock held by such holder, in which case a number of one one-thousandths (1/1,000ths) of a share of Series F Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder will be automatically transferred to the transferee of such shares of Common Stock.

Voting Rights. Each share of Series F Preferred Stock will entitle the holder thereof to 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series F Preferred Stock will have a ratable number of votes). Thus, each 0.001 of a share of Series F Preferred Stock would entitle the holder thereof to 1,000 votes. The outstanding shares of Series F Preferred Stock will vote together with the outstanding shares of Common Stock of the Company as a single class exclusively with respect to (1) any proposal (the “Reverse Stock Split Proposal”) to adopt an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment (the “Reverse Stock Split”) and (2) any proposal to adjourn any meeting of stockholders called for the purpose of voting on the Reverse Stock Split (the “Adjournment Proposal”). The Series F Preferred Stock will not be entitled to vote on any other matter, except to the extent required under the Delaware General Corporation Law.

Unless otherwise provided on any applicable proxy or ballot with respect to the voting on the Reverse Stock Split Proposal or the Adjournment Proposal, the vote of each share of Series F Preferred Stock (or fraction thereof) entitled to vote on the Reverse Stock Split Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Reverse Stock Split Proposal will be cast in the same manner as the vote, if any, of the share of Common Stock (or fraction thereof) in respect of which such share of Series F Preferred Stock (or fraction thereof) was issued as a dividend is cast on the Reverse Stock Split Proposal, the Adjournment Proposal or such other matter, as applicable, and the proxy or ballot with respect to shares of Common Stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of Series F Preferred Stock (or fraction thereof) held by such holder. Holders of Series F Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the Series F Preferred Stock on the Reverse Stock Split Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Reverse Stock Split Proposal.

Dividend Rights. The holders of Series F Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Liquidation Preference. The Series F Preferred Stock will rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). Upon any Dissolution, each holder of outstanding shares of Series F Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders, prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.0001 per outstanding share of Series F Preferred Stock.

Redemption. All shares of Series F Preferred Stock that are not present in person or by proxy at any meeting of stockholders held to vote on the Reverse Stock Split and the Adjournment Proposal as of immediately prior to the opening of the polls at such meeting (the “Initial Redemption Time”) will automatically be redeemed in whole, but not in part, by the Company at the Initial Redemption Time without further action on the part of the Company or the holder of shares of Series F Preferred Stock (the “Initial Redemption”). Any outstanding shares of Series F Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion or (ii) automatically upon the effectiveness of the amendment to the Certificate of Incorporation implementing the Reverse Stock Split.

Each share of Series F Preferred Stock redeemed in any redemption described above will be redeemed in consideration for the right to receive an amount equal to $0.001 in cash for each ten whole shares of Series F Preferred Stock that are “beneficially owned” by the “beneficial owner” (as such terms are defined in the certificate of designation with respect to the Preferred Stock (the “Certificate of Designation”)) thereof as of immediately prior to the applicable redemption time and redeemed pursuant to such redemption. However, the redemption consideration in respect of the shares of Series F Preferred Stock (or fractions thereof) redeemed in any redemption described above: (i) will entitle the former beneficial owners of less than ten whole shares of Series F Preferred Stock redeemed in any redemption to no cash payment in respect thereof and (y) will, in the case of a former beneficial owner of a number of shares of Series F Preferred Stock (or fractions thereof) redeemed pursuant to any redemption that is not equal to a whole number that is a multiple of ten, entitle such beneficial owner to the same cash payment, if any, in respect of such redemption as would have been payable in such redemption to such beneficial owner if the number of shares (or fractions thereof) beneficially owned by such beneficial owner and redeemed pursuant to such redemption were rounded down to the nearest whole number that is a multiple of ten (such, that for example, the former beneficial owner of 25 shares of Series F Preferred Stock redeemed pursuant to any redemption will be entitled to receive the same cash payment in respect of such redemption as would have been payable to the former beneficial owner of 20 shares of Series F Preferred Stock redeemed pursuant to such redemption).

Miscellaneous. The distribution of the Series F Preferred Stock is not expected to be taxable to stockholders or to the Company. However, stockholders may, depending upon the circumstances, recognize taxable income in the event of the redemption of the Series F Preferred Stock as described above. The Series F Preferred Stock is not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series F Preferred Stock has no stated maturity and is not be subject to any sinking fund. The Series F Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

* * * * *

The foregoing description of the Series F Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of the Series F Preferred Stock of the Company, dated November 28, 2022.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST WAVE BIOPHARMA, INC.

Date: November 28, 2022

	By:	/s/ James Sapirstein
James Sapirstein
Chief Executive Officer